132 E. Putnam Ave, Floor 2W

Cos Cob, CT 06807

August 2, 2019

VIA EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicken Soup for the Soul Entertainment, Inc. – Form AW

Request for Withdrawal of Amendment No. 1 to Registration Statement on Form S-3 File No. 333-232588

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Chicken Soup for the Soul Entertainment, Inc. (the “Company”) hereby requests the immediate withdrawal of its Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-3 (File No. 333-232588), together with all exhibits thereto, filed with the Securities and Exchange Commission on July 31, 2019.

The Company requests the withdrawal of the Amendment because it was inadvertently submitted under the incorrect file number. The Amendment was intended to amend the Company’s Registration Statement on Form S-1 (File No. 333-232523). The Company confirms that the incorrectly filed Amendment has not been declared effective and that no securities have been sold pursuant to it. Accordingly, the Company requests that the Commission withdraw the Amendment as soon as possible.

The Company re-filed an Amendment No. 1 to Form S-1 (File No. 333-232523) on August 1, 2019.

If you have any questions regarding this request for withdrawal, please contact Graubard Miller, our outside counsel, at (212) 818-8800.

Respectfully,

CHICKEN SOUP FOR THE SOUL ENTERTAINMENT, INC.

By:	/s/ William J. Rouhana, Jr.
Name:	William J. Rouhana, Jr.
Title:	Chief Executive Officer